Exhibit 99.1

Starbox Group Holdings Ltd. Announces Pricing of US$20 million

Initial Public Offering

Kuala Lumpur, Malaysia, August 22, 2022 (GLOBE NEWSWIRE) — Starbox Group Holdings Ltd. (the “Company” or “Starbox Group”), a service provider of cash rebates, digital advertising, and payment solutions, today announced the pricing of its initial public offering (the “Offering”) of 5,000,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on August 23, 2022 under the ticker symbol “STBX.”

The Company expects to receive aggregate gross proceeds of US$20 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 750,000 ordinary shares at the public offering price, less underwriting discounts. The Offering is expected to close on or about August 25, 2022, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used for expanding the Company’s business into other countries in Southeast Asia, upgrading the Company’s software and systems and promoting the Company’s brands in Malaysia.

The Offering is being conducted on a firm commitment basis. Network 1 Financial Securities, Inc. is acting as the underwriter and book-running manager for the Offering. Hunter Taubman Fischer & Li LLC is acting as the U.S. counsel to the Company, and Loeb & Loeb LLP is acting as the U.S. counsel to Network 1 Financial Securities, Inc. in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-265635) and was declared effective by the SEC on August 19, 2022. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from Network 1 Financial Securities, Inc., 2 Bridge Avenue, Suite 241, Red Bank, NJ 07701, Attention: Karen (Huiyun) Mu by email at kmu@netw1.com, or Adam Pasholk by email at adampasholk@netw1.com, or by calling +1 (800)-886-7007. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Starbox Group Holdings Ltd.

Headquartered in Malaysia, Starbox Group Holdings Ltd. is building a cash rebate, digital advertising, and payment solution business ecosystem targeting micro, small, and medium enterprises that lack the bandwidth to develop an in-house data management system for effective marketing. The Company connects retail merchants with retail shoppers to facilitate transactions through cash rebates offered by retail merchants on its GETBATS website and mobile app. The Company provides digital advertising services to advertisers through its SEEBATS website and mobile app, GETBATS website and mobile app and social media. The Company also provides payment solution services to merchants. For more information, please visit the Company’s website: https://ir.starboxholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Starbox Group Holdings Ltd.

Investor Relations Department

Email: ir@starboxholdings.com

Ascent Investors Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com